UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-40805

VersaBank
(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 of this Report on Form 6-K are incorporated by reference as additional exhibits to the Registration Statement on Form F-10 (File No. 333-283077) of VersaBank, which was originally filed with the Securities and Exchange Commission on November 7, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: December 18, 2024	By:	/s/ Brent T. Hodge
		Name:	Brent T. Hodge
		Title:	SVP, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 18, 2024, titled “VersaBank Completes Successful Offering of Common Shares”
99.2	Underwriting Agreement, dated December 16, 2024, by and between VersaBank and Raymond James & Associates, Inc., as representative of the several underwriters named therein
99.3	Consent of Stikeman Elliott LLP